787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

VIA EDGAR

May 2, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock Series Fund, Inc.
Post-Effective Amendment No. 59 under the Securities Act of 1933 and Amendment No. 61 under the Investment Company Act of 1940 to Registration Statement on Form N-1A
(File No. 002-69062 and File No. 811-03091)

Ladies and Gentlemen:

On behalf of BlackRock Series Fund, Inc. (the “Registrant”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 59 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to the BlackRock Large Cap Core Portfolio, a series of the Registrant (the “Fund”).

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act in order to make certain changes to the Fund’s investment objective, investment strategies, investment risks, non-fundamental policies and portfolio management team, as noted in a Supplement filed on March 29, 2017 and re-filed on May 2, 2017 to the Fund’s Prospectus and Statement of Additional Information. The Fund has the same investment objective, investment strategies, investment risks and portfolio management team as BlackRock Large Cap Core Fund, a series of BlackRock Large Cap Series Funds, Inc. (the “Retail Counterpart”). The investment objective, investment strategies, investment risks, non-fundamental policies and portfolio management team in the Fund’s Prospectus and Statement of Additional Information are identical or nearly identical to the disclosures of the Retail Counterpart, which have been recently reviewed by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission. Consequently, on behalf of the Registrant, we hereby request selective review of the Amendment.

It is proposed that the Amendment will become effective on June 12, 2017 pursuant to Rule 485(a)(1) under the 1933 Act.

New York       Washington       Paris        London       Milan       Rome       Frankfurt      Brussels

in alliance with Dickson Minto W.S., London and Edinburgh

Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 728-8172.

Very truly yours,

/s/ Dean A. Caruvana
Dean A. Caruvana

Enclosures

cc:	Benjamin Archibald, Esq., BlackRock, Inc.
Gladys Chang, Esq., BlackRock, Inc.
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP